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Margaret Hill Noto
Direct (503) 294-9348
mhnoto@stoel.com
April 13, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Judiciary Plaza
Mail Stop 6010
450 Fifth Street, NW
Washington, DC 20549
Attention:	Mr. Kevin Vaughn and Ms. Tara Harkins
Re:	Tektronix, Inc. Form 10-K for Fiscal Year Ended May 27, 2006 and Form 8-K Filed on December 14, 2006 Response to SEC Comment Letter Dated March 7, 2007 File No. 001-04837
On behalf of Tektronix, Inc., we enclose Tektronix’s Responses to SEC Comments and a copy of the SEC comment letter. Please note that the SEC comment letter listed an incorrect file number (000-22673) for Tektronix, Inc. The correct file number is set forth above.
If you have any questions concerning this matter, please contact me at (503) 294-9348.
Very truly yours,
/s/ MARGARET HILL NOTO
Margaret Hill Noto
MHN:axw
Enclosures

Tektronix, Inc.
Responses to SEC Comments
Form 10-K for the Fiscal Year Ended May 27, 2006
Item 8. Financial Statements and Supplementary Data, page 47
Notes to the Consolidated Financial Statements, page 52
Note 5. Inet Acquisition, page 5
1.	We note that the excess of the purchase price over the net assets acquired this acquisition resulted in goodwill of approximately $219.9 million. In future filings where you discuss a material acquisition, please include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response:

In future filings where we discuss a material acquisition, we will include a discussion of the factors that contributed to recognition of goodwill. In addition, the following text related to the Inet acquisition will be added to our Form 10-K to be filed on or before July 25, 2007:
     The excess of the purchase price over the fair value of the net assets acquired resulted in goodwill of $219.9 million. Management believes that the primary factors contributing to a purchase price that resulted in this amount of goodwill were synergies between the acquired business and portions of the pre-existing Tektronix business, as well as barriers to entry previously established by Inet in this specialty product field. Synergies include the combined entities’ ability to provide a broader product and solution offering and the ability to share technology development across these products. Barriers to entry include the significant levels of infrastructure required in this product field and a history of success related to product installation, around the clock maintenance, and the know-how to understand complex customer telecommunication networks.

Form 10-K for the Fiscal Year Ended May 27, 2006
Item 8. Financial Statements and Supplementary Data, page 47
Notes to the Consolidated Financial Statements, page 52
Note 5. Inet Acquisition, page 5
2.	We note that you have allocated $87 million of the purchase price to developed technology with a weighted average useful life of 4.8 years. Please tell us and revise this note in future filings to clearly describe this developed technology and explain how it meets the definition of an intangible asset as outlined in paragraph 39 of SFAS 141. Discuss your basis for assigning a useful life of 4.8 years to this intangible asset.

Response:

The $87.0 million of intangible assets purchased from Inet related to developed technologies such as hardware platform technology and architecture as well as software architecture and applications. These developed technologies were embedded as the core functionality of the product offering purchased in the acquisition. Management determined that these developed technologies were separable from the purchased entity and that they could be sold, transferred, or licensed. Therefore, the associated value was recognized apart from goodwill as an amortizable intangible asset. The associated useful lives of these amortizable intangible assets were determined by management through analysis of the estimated revenues and underlying cash flows expected from these intangible assets including an assessment of broad technological changes and the competitive marketplace.

The above discussion of the Inet acquisition was included in the Form 10-Q filed on April 4, 2007. We will include similar disclosure related to material acquisitions in all future filings.

Form 8-K Filed on December 14, 2006
3.	We note that you present your non-GAAP measures in the form of a statement of operation. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, and non-GAAP operating income which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors (such as, adjusted operating income, adjusted net earnings, and adjusted earnings per share) with the appropriate reconciliations to the most directly comparable GAAP measure.

Response:

We have made the requested change in the press release furnished in the Form 8-K filed on March 15, 2007 and will do so in future filings. Specifically, we have omitted the non-GAAP statement of operations.
4.	Further to the above, we note that you refer to your non-GAAP information as “pro forma.” The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

Response:

We have made the requested change in the press release furnished in the Form 8-K filed on March 15, 2007 and will do so in future filings. Specifically, we have omitted pro forma terminology when referring to non-GAAP measures.
The Company acknowledges that:
           1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
           2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.